Exhibit 100.5

NICE inContact Announces Support for Routing Omnichannel Interactions
Natively in Salesforce Live Agent

With API integrations with Salesforce, CXone intelligently routes interactions to improve omnichannel customer service and increase agent efficiency

Salt Lake City, September 26, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced NICE inContact CXone support for intelligent routing of omnichannel customer interactions natively in Salesforce Live Agent and delivery of enhanced workforce optimization (WFO) within the Salesforce user interface. CXone helps agents be more efficient by handling omnichannel customer interactions and accessing WFO functionality from within the familiar Salesforce agent user interface. Integrations between CXone and Salesforce automatically provide the information agents need to deliver personalized service and outstanding customer experiences.

“Companies of all sizes are looking to elevate customer, partner and employee experiences to better compete and grow,” said Mike Wolff, SVP, Global ISV Partners, Salesforce. “By leveraging the power of Salesforce, and through continuous innovation, NICE inContact provides customers with new ways to power exceptional customer experiences via an intuitive and integrated agent desktop.”

Increase Efficiency, Improve Personalized Service with Omnichannel Natively Inside Salesforce
CXone Omnichannel Routing support of Salesforce Live Agent cases and chats, via API integration, provides advanced skills-based routing capabilities for omnichannel interactions natively in the Salesforce Live Agent UI. This helps ensure that customers are connected with the best agent to help them get answers or resolve issues, and agents can efficiently handle interactions in the native Salesforce Omni-channel widget – a familiar interface that reduces training requirements and increases productivity.

Increase Employee Engagement with Enhanced Integrated WFO Functionality
Tight integration of CXone WFO Pro within Salesforce lets agents easily access WFO functionality without leaving Salesforce, and includes WFO notifications, schedule access, time-off requests, shift bidding, quality evaluations and coaching. New agent self-assessments functionality and CXone Quality Management Analytics Pro further enhances employee efficiency and engagement.

Agent self-assessments let agents provide personal feedback on their performance to create two-way dialogue with supervisors for coaching, learning and improvement. CXone QM Analytics Pro is a new omnichannel quality management offering, fully integrated with Salesforce, that applies speech and text analytics to automatically pinpoint the right interactions for quality evaluations and agent coaching sessions – helping managers and supervisors work more efficiently and effectively. Managers and supervisors can use automatic analysis of customer sentiment, plus predefined or custom-defined categories and phrases, to select the right voice or digital interactions for review to keep agents on message and on track to develop their skills.

“Winning companies in today’s competitive experience economy build loyalty and advocacy with exceptional customer experiences,” said Paul Jarman, CEO NICE inContact. “NICE inContact CXone continues to innovate to make each agent’s job easier and more engaging so they can deliver outstanding customer experiences and help drive topline and bottom line growth. As a Salesforce Platinum ISV Partner, we’re focused on providing customers a unified and integrated experience that works easily as part of the agent desktop.”

Additional Enhancements Boost Employee Productivity with Integrated WebRTC Softphone and Single Sign On
New integrated WebRTC softphone supports easy handling for all customer voice interactions, both inbound and outbound. With new single sign on (SSO), agents are automatically logged into CXone on Salesforce eliminating the need to maintain multiple user credentials and helping to improve security.

About NICE inContact CXone Agent for Salesforce
NICE inContact CXone Agent for Salesforce enables contact center agents to handle omnichannel interactions in a consolidated interface, while skills-based routing ensures customers are routed to the best-qualified agent to handle their request, regardless of channel.

Built on the Salesforce platform and integrated with Salesforce Service Cloud, Salesforce Sales Cloud, and Salesforce Health Cloud, NICE inContact CXone Agent is currently available on the AppExchange at https://appexchange.salesforce.com/appxListingDetail?listingId=a0N3000000B4BKsEAN

NICE inContact is a Salesforce Platinum ISV Partner with top ratings from customers on Salesforce AppExchange.

NICE inContact Sponsoring, Exhibiting at Dreamforce 2018
NICE inContact is a bronze sponsor at Dreamforce 2018, one of the most innovative software conferences of the year. NICE inContact is exhibiting at booth #120 in the Dreamforce Customer Success Expo, debuting a live demo of omnichannel interaction routing natively in Salesforce and enhanced integrated WFO functionality.

Salesforce, AppExchange, Dreamforce and others are among the trademarks of salesforce.com, inc.

About NICE inContact
NICE inContact is a cloud contact center software leader offering a cutting-edge cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), a world leading provider [HH4] of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.